

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2015

Chris Rondeau
Chief Executive Officer
Planet Fitness, Inc.
26 Fox Run Road
Newington, NH 03801

  Re: Planet Fitness, Inc.
     Registration Statement on Form S-1
     Filed June 22, 2015
     File No. 333-205141

Dear Mr. Rondeau:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 19

Our certificate of incorporation designates courts in the State of Delaware, page 44

1. Please revise your disclosure as appropriate to discuss the validity of Article XII(c) of your Restated Certificate of Incorporation in light of the new Section 102(f) of the Delaware General Corporation Law which will become effective on August 1, 2015. Please also discuss whether you intend to apply Article XII(c) to actions brought under the federal securities laws, including actions brought with both state law claims and federal securities laws claims.

The Recapitalization Transactions, page 48

2. Please revise to state, if true, that the Merger will occur upon the earlier of (1) the time of pricing of the offering and (2) March 31, 2016. We note statements to this effect in your correspondence to us dated June 9, 2015 and June 17, 2015.

Exhibit Index

3. Please include the merger agreement by and among Planet Fitness, Inc. and Planet Fitness Holdings, L.P. as an exhibit to the registration statement with your next amendment or please tell us why this is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: David A. Fine
        Ropes & Gray LLP